Filed Pursuant to Rule 253(g)(2)

File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 9 DATED MAY 19, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Presley JV LP

On May 13, 2021, we directly acquired ownership of a “majority-owned subsidiary”, Presley JV LP (the “Presley Oaks Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $4,851,500, which is the initial stated value of our equity interest in the Presley Oaks Controlled Subsidiary (the “Presley Oaks Controlled Subsidiary Investment”). Presley Oaks Controlled Subsidiary used the proceeds of the Presley Oaks Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 318 units located at 4915 West W. T. Harris Boulevard, Charlotte, NC 28269 (the “Presley Oaks Property”). The Presley Oaks Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Presley Oaks Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on the Presley Oaks Property on November 27, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the Presley Oaks Controlled Subsidiary Investment (the “Presley Oaks Operative Agreements''), our consent is required for all major decisions regarding the Presley Oaks Property. In addition, pursuant to the Presley Oaks Operative Agreements we are entitled to receive an economic return of 8% on our Presley Oaks Controlled Subsidiary Investment at sale or refinancing. While the Presley Oaks Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive a pro rata share of the operating cash flows based on our percentage ownership of the Presley Oaks Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the Presley Oaks Controlled Subsidiary Investment.

On December 12, 2018, ALA secured financing of $36,640,000 through a senior secured loan from SunTrust Bank (the “Presley Oaks Senior Loan”). The Presley Oaks Senior Loan features a 10-year term and 8 years interest-only at a fixed rate of 4.655%. Aggregate with the Presley Oaks Senior Loan, the Presley Oaks Controlled Subsidiary Investment features a loan-to-value ratio (“LTV”) of 70%. The combined LTV ratio is the amount of the Presley Oaks Senior Loan plus the amount of the Presley Oaks Controlled Subsidiary Investment, divided by the appraised value of the Presley Oaks Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Presley Oaks Property is a 318-unit, garden-style apartment property in Charlotte, NC. As of March 4, 2021 rent roll, the property is 95.6% occupied. In the year leading up to our acquisition, economic occupancy averaged roughly 95%. The property's eighteen residential and one clubhouse buildings were constructed in 1996, and the build is of wood frame construction. The Presley Oaks Property was renovated in 2016.